Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-20881) of our report dated June 28, 2011, relating to the statements of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Ralcorp Holdings, Inc. Savings Investment Plan.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 28, 2011